UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

                                       Cidade de Deus, Osasco, SP, May 2nd, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Payment of Monthly Interest on Own Capital
      Banco Bradesco S.A.

Gentlemen,

     The  Board of  Directors  of this  Bank,  in a meeting  held on this  date, approved  the  Board of  Executive  Officers  proposal  for the  payment  to the
Company's  Stockholders,  pursuant to the Corporate Bylaws and legal provisions, of Interests on Own Capital  related to the month of May/2003,  in the amount of
R$0.0141180 for common stock and R$0.0155298 for preferred  stock,  both per lot of one thousand stocks,  benefiting the stockholders registered in the Company's records on this date (May 2nd, 2003).

     The payment will be made on June 2nd,  2003,  at the net amount of R$0.0120 for common stock and R$0.0132 for preferred stock,  both per lot of one thousand stocks for those  stockholders  with  stock  position  equal to or over  100,000 stocks,  after  deduction of  Withholding  Income Tax of fifteen  percent (15%), except for the legal entity  stockholders  that are exempt from this  respective taxation, which will receive the declared amount.

     For those with stock position up to 99,999 stocks, the payment will be made on July 1st, 2003, but may be anticipated if the stockholder  presents a written request for that purpose.

     The respective Interests will be computed in the calculation of the minimum compulsory dividend for the year, as provided in the Corporate Bylaws.

     The Interests  relating to stocks under custody at CBLC - Brazilian Company and Depository  Corporation will be paid to CBLC,  independently the stockholder position which will be transferred  to the  stockholders  through the depository
Brokers.

                                   Cordially,

                               Banco Bradesco S.A.
                              José Luiz Acar Pedro
                          Executive Vice President and
                           Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.